[letterhead of Auto Data Network, Inc.]


January 29, 2007

Dear Jeff

We have been working to create and implement a plan to develop additional value for shareholders of Auto Data Network, Inc. ("ADNI"). We believe that we have made significant progress in this effort. We have already announced the combination of ADNI's DMS business with the Aftersoft Group, Inc. ("Aftersoft") business, and the planned spin-off of ADNI's holdings in Aftersoft to the shareholders of ADNI (the "Aftersoft Spinoff"). As a holder of ADNI preferred stock, you are entitled to participate in that dividend on an "as-if-converted-into-common-stock" basis. We are seeking the consent of a majority in interest in each class of ADNI's preferred stock to the dividend of Aftersoft shares in the Aftersoft Spinoff.

Rho Management Trust I ("Trust I") currently owns 280,000 shares of ADNI Series A1 Convertible Preferred Stock (the "Class A1 Preferred Stock") which would convert into 560,000 shares of common stock of ADNI at the currently effective conversion price of $1.25. Trust I has certain voting rights as a holder of the Class A1 Preferred Stock.

Trust I also owns 943,933 shares of ADNI Series D1 Convertible Preferred Stock (Class D1 Preferred Stock) which would convert into 943,933 shares of common stock of ADNI at the currently effective conversion price of $1.90. Trust I has certain voting rights as a holder of Class D1 Preferred Stock.

Trust I also owns 900,165 shares of common stock of ADNI Series D2 Convertible Preferred Stock (Class D2 Preferred Stock) which would convert into 900,165 shares of common stock of ADNI at the currently effective conversion price of $1.90. Trust I has certain voting rights as a holder of Class D1 Preferred Stock.

By executing and returning this letter to ADNI, Trust I evidences its consent, subject to the conditions set forth below. with respect to all of its shares of Class A/D1/D2 Preferred Stock, to the Aftersoft Spinoff via dividend to its shareholders of its holdings in Aftersoft, as well as the repurchase from the holders of Class D1/D2 Preferred Stock of their shares pursuant to this Agreement.

Upon receipt and effectiveness of Trust I's consent and the consent of a majority in interest of each class of ADNI's preferred stock, we shall issue additional shares of the common stock of ADNI to holders of the Class A1 Preferred Stock, in the aggregate, in proportion to their respective holdings of those securities as of the applicable dividend date, such that the sum of
(I) those newly issued shares plus (ii) the shares of common stock into which the Class A1 Preferred Stock is convertible shall equal, in the aggregate, 1,388,000 shares, of which 777,280 of those shares or as-converted shares shall be owned by Trust I, as detailed on the attached capitalization table in Excel format.

Upon receipt and effectiveness of Trust I's consent and the consent of a majority in interest of each class of ADNI's preferred stock, we shall repurchase an aggregate of 943,933 shares of Trust I's Class D-1 Preferred Stock from Trust I, representing all of Trust I's Class D-1 Preferred Stock, for an aggregate of 3,303,765 shares of common stock of ADNI. We will simultaneously offer the same repurchase to the other holders of Class D1 Preferred Stock, in the aggregate, in proportion to their respective holdings of those securities as of that date (collectively, the "Class D-1 Repurchase"). The amount of shares to be issued to each holder of Class D-1 Preferred Stock in the Class D-1 Repurchase (assuming that each one accepts the offer) is set forth in the attached capitalization table in Excel format.

Upon receipt and effectiveness of Trust I's consent and the consent of a majority in interest of each class of ADNI's preferred stock, we shall repurchase an aggregate of 900,165 shares of Trust I's Class D-2 Preferred Stock from Trust I, representing all of Trust I's Class D-2 Preferred Stock, for an aggregate of 3,150,577 shares of common stock of ADNI. We will simultaneously offer the same repurchase to the other holders of Class D2 Preferred Stock, in the aggregate, in proportion to their respective holdings of those securities as of that date (collectively, the "Class D-2 Repurchase"). The amount of shares to be issued to each holder of Class D-2 Preferred Stock in the Class D-2 Repurchase (assuming that each one accepts the offer) is set forth in the attached capitalization table in Excel format.

We covenant and agree that the Aftersoft Spinoff will not be consummated, and Trust I's consent to the Aftersoft Spinoff shall not be valid, unless and until a registration statement covering all of the spin-off shares is effective and the shares you receive shall be free of any restrictive legend and transferable accordingly except as a consequence of any voting or dispositive interest you may have, acquire or share in securities of Aftersoft in addition to the shares which you will receive in the Aftersoft Spinoff.
The Class D-1 Repurchase and the Class D-2 Repurchase, and the Aftersoft Spinoff itself, will not occur without Trust I's prior written consent if, after the transactions, either (I) you would own, on a fully diluted basis, less than your current percentage of ADNI common stock or (ii) upon consummation of the Aftersoft Spinoff Trust I would own less than ten percent (10%) of the outstanding common stock of Aftersoft on a fully-diluted basis not counting "excluded shares." For this purpose, "excluded shares" shall mean any shares which Aftersoft may issue to unrelated third parties prior to the effectiveness of the registration statement provided, that in no event shall Trust I's ownership of the common stock of Aftersoft on a fully-diluted basis after any such issuances be below 9% upon consummation of the Aftersoft Spin off and Aftersoft will issue such additional shares of Aftersoft common stock as necessary to ensure that condition is fulfilled with respect to Trust I's ownership and also shall make proportional additional issuances to other holders of Class A1 Preferred Stock, as well as to other holders of Class D-1 Preferred Stock and Class D-2 Preferred Stock who accept the offer. Subject to receipt of consents, the repurchase of the D-1 and D-2 Preferred Stock shall occur on the last date upon which you must be a shareholder of record of ADNI in order to receive the spin-off dividend of shares of Aftersoft, which date shall be immediately prior to the time that a registration statement covering all of the spin-off shares is declared effective by the United States Securities and Exchange Commission.

ADNI hereby represents and warrants to Trust I that the attached capitalization table in Excel format shows a true and accurate summary of (I) the existing capital structures of both ADNI and Aftersoft, including all fully diluted outstanding shares and any outstanding convertible securities, with Trust I's current holdings detailed as a separate line item and (ii) the foregoing capital structures of both ADNI and Aftersoft, on a pro forma basis as described therein, immediately following the transactions described herein including the Aftersoft Spinoff and the Class D-1 Repurchase and Class D-2 Repurchase, on a fully diluted basis, with a separate line item for Trust I's pro forma ownership of both companies. Trust I's consent set forth in this letter shall be invalid in the event the capitalization tables described above are inaccurate in any material respect.

In addition, ADNI and Trust I hereby agree that Trust I's consent to the Aftersoft Spinoff shall not be valid unless (I) each holder of Class A-1 Preferred, Class D-1 Preferred and Class D-2 Preferred is offered the same share consideration (on a pro rata basis) as Trust I is receiving in respect of the shares of that class of preferred stock as described herein and (ii) prior to the Aftersoft Spinoff, Trust I receives a tax opinion, mutually acceptable in all respects to Trust I and ADNI, that confirms that the Aftersoft Spinoff will be tax-free to ADNI's shareholders.

ADNI shall indemnify and hold harmless Trust I for any costs, expenses or losses incurred by Trust I as a result of any breach of any of ADNI's representations, warranties or covenants contained herein.

By executing and returning this letter to us, Trust I acknowledges and agrees that (I) the shares being issued to Trust I as described above, when issued to Trust I, are issued in settlement of any breaches or defaults under the applicable securities purchase agreement and related agreements [including any obligation to issue any penalty securities whatsoever under the applicable registration rights agreement];; and (ii) that the shares are issued in reliance upon the continued accuracy of Trust I's representations in the applicable securities purchase agreement and Trust I's questionnaire, including those to the effect that Trust I is an "accredited investor", has appropriate investment experience, has adequate means to hold the investment indefinitely and has had access to publicly available information concerning the company.

We have previously corresponded with Trust I on the subject matter of this letter and this letter supersedes in its entirety any previous correspondence.

Trust I's consent set forth herein shall terminate and be deemed revoked if the registration statement covering the dividend of shares of Aftersoft in the Aftersoft Spinoff is not filed with the United States Securities and Exchange Commission by February 18, 2007.

This letter shall be governed by and construed in accordance with the laws of the State of New York. ADNI and Trust I hereby submit to the exclusive jurisdiction of the courts in New York, New York with regard to any dispute hereunder.

Yours sincerely,

Ian Warwick
CEO


Execution:

     /s/ Ian Warwick
     ------------------------------------------------
     Title     CEO
     Date January 29, 2007



     Rho Management Trust I
     By: Rho Capital Partners, Inc.
         as Investment Advisor

     By: s/ Jeffrey I. Martin
     ---------------------------
     Name:  Jeffrey I. Martin
     Title: Attorney-in-Fact

          [Capitalization Table - Attachment to Letter Agreement]

          ADNW Outstanding Capital Stock as of this date (1)

                         January 17 2007



      Stock             Preferred         Common/Common equivalents on an
                                          as-converted basis

      Common                                    42,836,715

      Series A1                 500,000         1,000,000
      Series A2               1,468,900         2,937,800

      Series B                3,391,424         6,790,210

      Series D1               1,594,189         1,594,189
      Series D2               1,803,786         1,803,786


      Total                                     56,962,700

(1) Does not include out-of-the-money warrants

ADNW capitalisation structure Pro Forma for consummation of Class D-1 and Class D-2 repurchases and proposed issuances to holders of Class A-1, A-2 and B shares (1) (2)


                  Preferred         Common/Common equivalents on an
                                    as-converted basis (1)

      Common                                    42,836,715

      Series A1                 500,000          1,388,000
      Series A2               1,468,900          4,077,666

      Series B                3,391,424          11,869,984

      Series D1               1,594,189          5,579,662
      Series D2               1,803,786          6,313,251


      Total                                  72,065,278

(1) Assumes that all holders accept offers

(2) Does not include out-of-the-money warrants

Trust 1 holdings of AND Series A-1 Preferred, Series D-1 Preferred and Series D-2 Preferred, Existing and Pro Forma as above (1) (2)


                        Current Common/Common equivalents on an as-converted basis Pro Forma as above

      Series A1               280,000             777,280

      Series D1               943,933           3,303,765

      Series D2               900,165           3,150,577

                                                7,231,622


(1) Assumes that all holders accept offers

(2) Trust 1 holdings aggregate 10.3 % of pro forma outstanding common stock and common stock equivalents on an as-converted and as-repurchased basis

Aftersoft Group Inc. Outstanding Capital Stock as of this date (1)

      Stock             Preferred         Common/Common equivalents on an
                                          as-converted basis

      63,071,167               -           63,071,167

(1) 100 million shares of common stock and 10 million shares of preferred stock authorized

Pro Forma Note: On that basis, when Spin-Off occurs, Trust 1 would receive 6,327,669 shares of common stock of Aftersoft Group Inc., which would constitute approximately 10.3% of the common stock of Aftersoft Group, Inc., post-spin-off, assuming no other corporate transactions. Aftersoft Group Inc. has undertaken that in the event such number of shares would constitute less than 9% of the outstanding common stock of Aftersoft Group Inc. upon consummation of the spin-off, on a fully diluted basis, then Aftersoft Group Inc. shall issue such additional shares of Aftersoft Group Inc. common stock to Trust 1 as shall be necessary in order that the 9% condition be fulfilled upon consummation of the Spin-Off, and that Aftersoft also shall make proportional issuances to the other holders of the Class A-1 Preferred Stock and the Class D-1 Preferred Stock and Class D-2 Preferred Stock who accept the offers.